Aluf Holdings, Inc. 4801 South University Drive, Suite 227 Fort Lauderdale, FL 33328 Phone: (866) 793-1110

Jan Woo

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aluf Holdings, Inc.
Post Qualification Amendment to Form 1-A Filed September 23, 2021 File No. 024-11592

September 28, 2021

Dear Ms. Woo,

This letter sets forth the request of Aluf Holdings, Inc., (“AHIX” or the “Company”) for Qualification of its Post Qualification Amendment to its Regulation A Offering.

Kindly be advised that Aluf Holdings, Inc. (the "Company") requests that its Post Qualification Amendment to its Regulation A offering be qualified on Thursday September 30, 2021, at 12pm Eastern Time, or as soon as practical thereafter. The Company has received correspondence that the State of Colorado is prepared to qualify our offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (866) 793-1110 or John Dolkart, Jr. of Dolkart Law, PC at (415) 707-2717. Thank you for your attention to this matter.

Aluf Holdings, Inc.

By:	/s/ Teresa McWilliams
Name:	Teresa McWilliams
Title:	Chief Financial Officer, Director